

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549

DIVISION OF
CORPORATION FINANCE

September 4, 2009

<u>Via U.S. Mail and Facsimile</u>

Lawrence Helson
President, CEO and Director
SignPath Pharma, Inc.
1375 California Road
Quakertown, PA 18951

Dear Dr. Helson,

      We have completed our review of your Item 4.01 Form 8-K filed September 2, 2009 and have no further comments at this time.

Sincerely,

Sasha Singh Parikh
Staff Accountant